FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Sutcliffe Resources Ltd.

Participation Fee for the
Financial Year Ending: December 31, 2006

Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:		
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent fiscal year	50,495,350	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year	X $0.98	
Market value of class or series		$49,485,443 (A)
Market value of corporate debt or preferred shares of a reporting issuer or subsidiary entity referred to in paragraph 2.5(b)(ii)		N/A (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares.) (A) + (B)		$49,485,443
Total Fee Payable in Accordance with Appendix A of the Rule		$1,300